Mail Stop 3561


									July 13, 2005


Mr. L. S. Smith
Chairman of the Board and Chief Executive Officer
DGSE Companies, Inc.
2817 Forest Lane
Dallas, Texas 75234


RE:		   	DGSE Companies, Inc.
            	        	Form 10-K for Fiscal Year Ended
      December 31, 2004
      Filed April 15, 2005
	  	Form 10-Q for Fiscal Quarter Ended
		March 31, 2005
		Filed May 16, 2005
	File No. 001-11048


Dear Mr. Smith:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis, page 8

Results of Operations, page 9
1. In view of the significant other-than-temporary impairment of marketable equity securities recorded in fiscal 2003, please revise to discuss the nature of the impaired investments and the cause of
the impairments.   Also provide sufficient information to allow
financial statement users to understand the positive and negative evidence you considered in reaching the conclusion that the remaining unrealized losses on your investments in marketable equity
securities
are only temporary.  Show us how the revised disclosures will read.
2. Please revise your discussion to quantify, where practicable, the
specific reasons for significant changes in financial statement line
items.  For example, you should quantify the extent to which volume
versus pricing changes contributed to increased revenues.
Moreover,
your discussion of cost of sales, gross margin and selling,
general
and administrative (SG&A) expenses should be revised to provide more
detail. For example, revise your discussion of SG&A expenses to include the underlying reasons for the various cost changes you identify. Also discuss whether you expect historical results and/or changes in results to be indicative of future performance and why
or
why not.   Please refer to Item 303 of Regulation S-K and SEC
Release
No. 33-8350 for guidance.
Liquidity and Capital Resources, page 10
3. Please revise your discussion of liquidity and capital resources to provide a discussion and analysis of the reasons for significant changes in working capital including whether any known trends or commitments, events or uncertainties may result in past cash flow performance not being indicative of future performance. Additionally, please discuss in more detail your internal and external sources of liquidity, including any material unused sources of liquid assets. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Critical Accounting Policies, page 11
4. You indicate that the recoverability test for goodwill is performed based on expectations of non-discounted future cash flows.
The disclosed method of testing goodwill for impairment does not appear to be consistent with the methodology prescribed in paragraphs
19-22 of SFAS 142.   If, as we assume, your actual impairment
tests
complied with the provisions of SFAS 142, please revise your disclosure accordingly regarding the description of your impairment testing. Otherwise, please advise us as to how you intend to address your prior mis-application of the impairment testing guidance, including whether application of the prescribed methodology would result in different results.

Item 9A.  Controls and Procedures, page 16
5. Please amend your filing to address the following items
regarding
your Item 9A disclosures.  Please also make conforming revisions to
your Form 10-Q for the period ended March 31, 2005.
a. Your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the date of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report."
Please revise.
b. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls "subsequent to the date of your evaluation."
However, Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Please revise.

Consolidated Financial Statements

Consolidated Balance Sheets, page 23
6. Please tell us and disclose the amount of pawn and payday loans receivable at each balance sheet date and the caption of the balance sheet where the loan receivables are included. Also tell us and disclose the amount of the related service charges receivable and the balance sheet caption where these amounts are included.

Consolidated Statements of Operations, page 24
7. Please tell us and disclose where the direct costs of your pawn loan service charge revenues are included in your statements of operations. Refer to Rule 5-03(b) of Regulation S-X.
8. Please disclose either on the face of the statements of operations or in a footnote the amount of the gain or loss on disposal of Silverman Consultants, Inc. If you choose to disclose the amount in the footnotes, also disclose the caption in the statements of operations that includes the gain or loss. Refer to paragraph 47.b.
of SFAS 144.

Consolidated Statements of Cash Flows, page 26
9. With a view towards enhancing your disclosures, please tell us in
detail how you treat pawn and payday loan issuances and repayments in
your statements of cash flows.  Include in your response a
discussion
of how you classify cash receipts from the sale of collateral
forfeited in connection with defaulted pawn loans.   In this
regard,
we generally would expect to see pawn and payday loan issuances
and
cash repayments as separate line items within the investing
section
of the statements of cash flows.  Also, we would expect to see cash
receipts from the sale of forfeited collateral bifurcated between
a
return of your original investment (i.e., as an investing cash inflow) and a return on your investment (i.e., as an operating cash
inflow).   If your current treatment is not consistent with this
approach, please ensure you explain in detail why you believe your treatment complies with GAAP, and specifically SFAS 95.
10. With a view towards enhancing your disclosures, please tell us how you reflect in your statements of cash flows, if at all, the forfeiture of collateral upon the default of a pawn loan. In this regard, we generally would expect non-cash disclosures in your statements of cash flows or in the footnotes indicating the amount of your investment in pawn loans transferred to an inventory account as a result of loan defaults and collateral forfeiture. If your current treatment is not consistent with this approach, please ensure you explain in detail why you believe your treatment complies with GAAP, and specifically SFAS 95.

Notes to Consolidated Financial Statements, page 27

Note 4 - Investment in Marketable Equity Securities, page 32
11. Please help us understand the disclosure you have included in the pro forma earnings per share table. It appears you may be presenting net income per share from continuing operations before the loss from write-down of marketable securities and then reconciling it to actual/reported net loss per share from continuing operations. If this is the case, please remove this table from your filing because non-GAAP measures such as net income per share from continuing operations excluding certain charges are not permitted in the notes to the financial statements. Refer to Item 10(e) of Regulation S-K.

Note 6 - Goodwill, page 33
12. Please refer to paragraph 45.c. of SFAS 142 and disclose in future filings the changes in the carrying amount of goodwill during the period attributable to: 1) impairment losses recognized; 2) goodwill included in the gain or loss on disposal of all or a portion of a reporting unit; and 3) goodwill acquired. Show us how the revised disclosures will read for the historical periods presented.

Note 15 - Segment Information, page 41
13. Please tell us in detail how you determined that the company has
only one SFAS 131 reportable segment. Tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. Also tell us your basis for aggregating any identified operating segments. Please address each of the following points in your response.
   Based on your disclosures under Item 1 and Item 7, we would assume
that each of the following components of your business represents
a
separate SFAS 131 operating segment: jewelry wholesale operations, jewelry retail operations, bullion operations, pawn store and pawn loan operations, and payday store and payday loan operations (starting in January 2005). In this regard, we would assume that discrete financial information is available and reported to the chief operating decision maker for each of these operations for purposes of
resource allocation and assessing performance.  Moreover, it appears
to us that your operating segments would not meet the aggregation criteria in paragraph 17 of SFAS 131. Specifically, we note that these operations appear to have different economic characteristics, products and services, methods of distribution and regulatory environments. With respect to the similarity of economic characteristics, please provide us with the revenues and gross margins for each of these components of your business for the last five years and demonstrate how that information supports the similarity of the economic characteristics of the components of your
business.   If after reassessing the criteria in SFAS 131, you now
believe that more than one reportable segment exists, please revise your financial statements accordingly.
   Notwithstanding the preceding, please provide the disclosures required by paragraphs 26 and 37 of SFAS 131.

Section 302 Certifications
14. Please amend your filing so that your certifications read exactly
as set forth in Item 601(b)(31) of Regulation S-K.   Ensure you
include the entire Form 10-K and not just the revised certifications in the amended filing. Please also make conforming revisions to your
Form 10-Q for the period ended March 31, 2005.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

General

15. Please revise your Form 10-Q to address the comments above, as applicable.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 8

Contractual Cash Obligations, page 8
16. Please revise your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact David DiGiacomo at (202) 551-3319, or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial
statements and related matters.  Please contact me at (202) 551-
3843
with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



??

??

??

??

Mr. L. S. Smith
DGSE Companies, Inc.
July 13, 2005
Page 1